UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TransAtlantic Petroleum Ltd.

Full Name of Registrant

Former Name if Applicable

Akmerkez B Blok Kat 5-6, Nisbetiye Caddesi

Address of Principal Executive Office (Street and Number)

34330 Etiler, Istanbul, Turkey

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TransAtlantic Petroleum Ltd. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”), because the Company needs additional time to complete the financial statements to be contained in the Form 10-Q. The delay in completing the financial statements to be contained in the Form 10-Q is due to the acquisition of certain subsidiaries from Direct Petroleum Exploration, Inc., the diversion of time and resources to the completion of the financial statements required to be filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the consolidation of the Company’s accounting databases into one database in Istanbul, Turkey. The Company expects to file the Form 10-Q within the period described under Rule 12b-25(b)(2).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey S. Mecom	(214)	220-4323
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the quarter ended March 31, 2011 and the Company’s ability to file its Form 10-Q within the 5-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the quarter ended March 31, 2011 and unexpected delays which the Company may incur in connection with the preparation of the Form 10-Q.

TransAtlantic Petroleum Ltd.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2011	By:	/s/ Jeffrey S. Mecom
		Name:	Jeffrey S. Mecom
		Title:	Vice President and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

to

Form 12b-25

Part IV, Item (3)

The Company anticipates that its Form 10-Q for the quarter ended March 31, 2011 will contain results of operations that reflect a significant change from the first quarter of 2010 due to the Company’s acquisition of Amity Oil International Pty Ltd and Petrogas Petrol Gaz ve Petrokimya Ürünleri Inşaat Sanayi ve Ticaret A.Ş. in 2010 and its resulting change in operations. The Company cannot reasonably estimate results of operations to be reported in the Form 10-Q until it finalizes its accounting for the quarter.